RECEIVED

2007 APR -9 A 10: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 3, 2007

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone : 81-75-662-9614
Fax : 81-75-662-9544

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

07022416

PROCESSED
APR 13 2007
THOMSON FINANCIAL

SUPPL

Re: Nintendo Co., Ltd.
File Number 82-2544

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iv), the following is an updated and revised list of the information that Nintendo Co., Ltd., a corporation incorporated under the laws of Japan (the "Company"), (i) is required to make public, as of this date, pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) is required to file with any stock exchange and which has been made public by such exchange or (iii) distributes to its security holders. The updated list below also sets forth timing requirements and the source of the publication requirement.

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Notice of Annual General Meeting of Shareholders, including Business Report and the Consolidated / Non-Consolidated Statutory Report	Notice must be dispatched at least two weeks prior to the meeting	Article 299 of the Corporate Law of Japan
Public Announcement	Generally without delay when available	The Corporate Law of Japan or The Securities and Exchange Law of Japan (the "Securities Law")

Dew 4/10

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Securities Registration Statement and any amendment thereto or Shelf Registration Statement, any amendment thereto and Supplemental Documents thereto	Prior to the public offering or secondary distribution of securities	Article 4, 5, 7, 23-3(1), 23-4, 23-8(1) of the Securities Law
Annual Securities Report (including Audited Financial Statements) and any amendment thereto	Within three months after the end of the fiscal year (on or prior to the last day of June)	Article 24(1), 24-2(1) of the Securities Law
Semi-Annual Securities Report (including Interim Financial Statements) and any amendment thereto	Within three months after the end of the interim period (on or prior to the last day of December)	Article 24-5(1), (5) of the Securities Law
Extraordinary Report and any amendment thereto	Without delay after the occurrence of any of the events listed in the regulations under the Securities Law	Article 24-5(4), (5) of the Securities Law
Report as to Acquisition of its own Shares by the Company and any amendment thereto	Monthly reports provided by the 15th day of each month, beginning with the month following the month in which the resolution is made approving the acquisition of shares by General Meeting of Shareholders or Board of Directors, and until the month following the month in which the next General Meeting of Shareholders for the fiscal term is held	Article 24-6(1), (3) of the Securities Law
Tender Offer Registration Statement and any amendment thereto Tender Offer Report for Acquisition of its own Shares and any amendment thereto	At the time of commencement of such tender offer and immediately after the end of the tender offer period	Article 27-3(2), 27-8, 27-22-2 of the Securities Law

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Report as to Corporate Governance and any amendment thereto	Without delay after any amendments are made by the Company, and without delay after the first subsequent notice of General Meeting of Shareholders when changes are required by the Exchanges	Rule 7-5* and its supplementary provision of Securities Listing Regulations, and Rules on Timely Disclosure of Listed Securities in the Exchanges *based on the regulations of the Tokyo Stock Exchange; Rule 7-6 is applicable based on the regulations of the Osaka Securities Exchange
Notice or Announcement in Relation to Material Information as to the Company's Business etc., which can Significantly Impact an Investor's Decision with respect to the Company (if any)	Promptly after the occurrence of the event giving rise to such issues	Rules on Timely Disclosure of Listed Securities in the Exchanges
Brief Statement of Annual Financial Results and Forecast	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Brief Statement of Interim Financial Results and Forecast	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Overview of First Quarter Financial Results for the Fiscal Year	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Overview of Third Quarter Financial Results for the Fiscal Year	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Declaration Document for Timely Disclosure and the attachments thereto	Immediately (generally within two weeks) after the representative personnel changes or after five years have elapsed since the previous document was filed (the attachments may be replaced individually at any time)	Rules on Timely·Disclosure of Listed Securities in the Exchanges

Name of Report or Announcement	**Latest Publishing Date According to Law, Regulation or Applicable Rule**	**Source of Publication Requirement**
Confirmation Document regarding fairness of Annual Securities Report, etc.	Without delay (generally within two weeks) after Annual Securities Report or Semi-Annual Securities Report is filed	Rules on Timely Disclosure of Listed Securities in the Exchanges
Annual Business Summary Report to Shareholders	None	None
Semi-Annual Business Summary Report to Shareholders (if any)	None	None
Notice of Resolutions of General Meeting of Shareholders	None	None
Notice of Interim Dividend decided by Board of Directors	None	None
Annual Report (if any)	None	None

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206) 359-6167.

Very truly yours,
NINTENDO CO., LTD.

Yoshihiro Mori
Senior Managing Director & General Manager,
Corporate Analysis & Administration Division

END